Exhibit (a)(5)

September 25, 2007

To Our Shareholders:

I am pleased to inform you that United Retail Group, Inc. (“United Retail” or the “Company”) has entered into a definitive agreement with Redcats USA, Inc. (“Redcats”) to be acquired by a wholly-owned Redcats subsidiary (“Offeror”) for $13.70 per share in cash.

This transaction is the result of a long and complex process during which your Board of Directors studied a number of strategic alternatives for our Company.

Clearly, the decision to enter into this transaction was not an easy one. Several members of your Board of Directors have been with the Company since its initial public offering more than 15 years ago and many associates have even longer tenure. At this juncture, we believe that the transaction is in the best interests of you, our investors, of our associates and customers and of certain of our business partners.

Accompanying this letter is United Retail’s Schedule 14D-9, which sets forth the terms and conditions of the tender offer. As the enclosed Schedule 14D-9 fully explains, the transaction will be effected through a tender offer by the Offeror for all of the outstanding shares of common stock of United Retail (the “Common Stock”), at $13.70 per share, which represents an 81.5% premium to the closing price of United Retail on September 10, 2007, the day before the transaction was announced.

I entered into a Share Tender Agreement with Redcats, the Offeror and United Retail in which I agreed to tender to the Offeror in the offer all of my shares of Common Stock (other than options, shares of restricted Common Stock and shares of Common Stock held in accounts under United Retail’s Retirement Savings Plan and Supplemental Retirement Savings Plan).

ENCLOSED IS A LETTER OF TRANSMITTAL CONTAINING INSTRUCTIONS AS TO HOW TO TENDER YOUR SHARES IN THE TENDER OFFER. WE URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY AND ACT PROMPTLY, AS THE TENDER OFFER IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 23, 2007.

The merger of the Offeror into United Retail will follow the successful completion of the tender offer. In this merger, all non-tendered shares of Common Stock will be converted into the right to receive the same cash payment as in the tender offer, which is $13.70 net per share in cash, without interest.

The Board of Directors of United Retail has unanimously determined that the transactions, specifically the tender offer and the merger, are advisable, fair to and in the best interests of United Retail’s stockholders and the Board approved the Merger Agreement and the transactions on the terms and subject to the conditions set forth in the tender offer documents and the Schedule 14D-9. ACCORDINGLY, THE BOARD OF DIRECTORS OF UNITED RETAIL UNANIMOUSLY RECOMMENDS THAT UNITED RETAIL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

September 25, 2007

In arriving at its recommendations, your Board gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that United Retail has filed with the Securities and Exchange Commission. These factors include the opinion of Bear, Stearns & Co. Inc. (“Bear Stearns”), the financial advisor retained by the Board of Directors of United Retail, to the effect that the cash consideration to be received by the stockholders in the tender offer and the merger is fair, from a financial point of view, to such stockholders. The full text of the Bear Stearns opinion which describes, among other things, the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken, by Bear Stearns is attached as Annex A to the Schedule 14D-9.

On behalf of your Board and management, I thank you for the support you have given United Retail and encourage you to tender your shares promptly in the manner described in the materials accompanying this letter.

Sincerely,